File № 82-4257

VOZROZHDENIYE BANK

Public joint-stock company
Luchnikov pereulok 7/4, Moscow, 101999, Russia
tel.: (095) 929-18-88 fax: (095) 929-19-99
E-mail: vbank@co.voz.ru

«17» february 2003
№ 1101/965

Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03007128

03 MAR -4 AM 7:21

SUPPL

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Re: Exemption № 82-4257

Dear Sir or Madam,

In connection with V.Bank exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with our ongoing requirements under Rule 12g3-2(b)(1)(iii), Joint Stock Company Bank "Vozrozhdeniye" forward to you the new edition of the Bank's Charter.

Joint Stock Company Bank "Vozrozhdeniye" informs you that since January 28, 2003 the Bank's full corporate name and abbreviated corporate name was amended as follows:

- full corporate name: Joint Stock Company Bank "Vozrozhdeniye";
- abbreviated corporate name: "V.Bank".

Sincerely,

Alexander V. Dolgopolov
Deputy Chairman of the Board

3/6

The credit institution
has been registered
with the Central Bank of the Russian Federation (Bank of Russia) on April 12, 1991, registration No. 1439

APPROVED
Deputy Chairman of the Bank of Russia
___________A.A. Kozlov
August 27, 2002

The entry of registration of a credit institution is made in Single State Register on December 17, 2002
The main state registration number: 1027700540680

ARTICLES OF ASSOCIATION

Joint stock company Bank "Vozrozhdeniye" ("V.Bank")

APPROVED BY:
General Meeting of Shareholders
Minutes No._1_ of June 28, 2002

Moscow
2002

LIST OF CONTENTS

1. GENERAL PROVISIONS

1.1. The Moscow joint stock commercial bank "Vozrozhdeniye", hereinafter referred to as the Bank, was incorporated by decision of incorporators (minutes No. 1 of October 12, 1990) as an open-type joint stock company. In accordance with resolution of general meeting of shareholders (minutes No. 1 of March 29, 1996) the organizational/legal form of the Bank has been brought into compliance with the Civil Code of the Russian Federation and defined as an open joint stock company. In accordance with resolution of general meeting of shareholders (minutes No. 1 of June 2002) full corporate name of the Bank in the Russian language has been changed into Открытое акционерное общество Банк "Возрождение", and the abbreviated corporate name in the Russian language has been changed into Банк "Возрождение" ОАО. The Bank is a credit institution and is guided by legislation of the Russian Federation in its business.

1.2. The Bank is a legal person, it has its own balance sheet, its official seal in the Russian and English languages with the image of its corporate logo, its registered trademarks, it shall be entitled to enter transactions in its own name, acquire and enjoy proprietary and personal non-proprietary rights, bear responsibilities, act as plaintiff and defendant in the courts of law, arbitration courts and trials, and shall conduct its business in accordance with current legislation, regulations and the license issued by the Central Bank of the Russian Federation, hereinafter referred to as the Bank of Russia, and the present Articles.

1.3. The Bank shall have the following names:

- full corporate name in the Russian language: Открытое акционерное общество Банк "Возрождение", abbreviated corporate name: Банк "Возрождение" (ОАО)
- full name in the English language: Joint Stock Company Bank "Vozrozhdeniye", abbreviated corporate name: "V.Bank".

1.4. The Bank shall be liable against its obligations by the whole property it holds, which may be subject to recourse.

The Bank shall not be liable against obligations of its shareholders, and shareholders shall not be liable against obligations of the Bank and shall bear the risk of losses in connection with its business within the value of the shares they hold.

The shareholders not having paid in fill their shares shall bear a joint liability against the Bank's obligations within the non-paid part of the shares they hold.

Shareholders shall be entitled to transfer any shares they hold without other shareholders' and the Bank's consent.

The Bank shall not be liable against obligations of the state, and the state shall not be liable against obligations of the Bank, with the exception of the cases where the state itself has undertaken such obligations.

The Bank shall not be liable against obligations of the Bank of Russia. The Bank of Russia shall not be liable against obligations of the Bank, with the exception of the cases where the Bank of Russia itself has undertaken such obligations.

1.5. The Bank may perform some charges of the Government of the Russian Federation, executive authorities of subjects of the Russian Federation and local self-governments, carry out operations with funds of the federal budget, budgets of subjects of the Russian Federation, local budgets, and respective settlements, make arrangements for purposeful use of the budget funds allocated for performance of federal and regional programs.

1.6. The Bank shall be entitled to have interests, independently or together with other legal and natural persons, in other banks or other commercial or non-commercial entities in the Russian Federation and abroad in accordance with current legislation of the Russian Federation and the foreign state in question.

1.7. The Bank shall not be obliged to carry out any other activities not stipulated by the present Articles.

1.8. Location (mail address) of the Bank: bldg. 1, 7/4 Luchnikov Pereulok, 101999 Moscow K-9 GSP-9 Russian Federation.

1.9. The organizational structure of the Bank may include branches, representative offices, additional offices, operational cash offices and exchange outlets. The Bank shall open new business units in the Russian Federation and abroad in accordance with the prescribed procedures.

1.10. Information of any amendments to the Bank's Articles of Association in connection with any changes if details of its branches and representative offices shall be provided to the body responsible for the state registration of legal persons as a notice. Such changes in the Bank's Articles of Association shall become valid for any third persons from the date of notification of the body responsible for the state registration of legal persons about such changes.

1.11. The Bank shall have the following branches included into the unified system of the Bank:

	Branch	Location (mail address)
1.	Barnaul Branch	43a Avtotransportnaya St., 656064 Barnaul, Altai Territory
2.	Bronnitsy Branch	52 Novo-Bronnitskaya St., 140170 Bronnitsy, Moscow region
3.	Volgograd Branch	11 Nevskaya St., 400087 Volgograd
4.	Volgodonsk Branch	38a Bulvar Velikoy Pobedy, 347340 Volgodonsk, Rostov region
5.	Volokolamsk Branch	10 Oktyabrskaya Square, 143600 Volokolamsk, Moscow region

6.	Voskresensk Branch	34 Pobedy St., 140200 Voskresensk, Moscow region
7.	Dmitrov Branch	1 Sovetskaya Square, 141800 Dmitrov, Moscow region
8.	Domodedovo Branch	54 Kashirskoye Shosse, 142040 Domodedovo, Moscow region
9.	Egoryevsk Branch	106/5 Sovetskaya St., 140300 Egoryevsk, Moscow region
10.	Ekaterinburg Branch	104 Khokhryakova St., 620144 Ekaterinburg
11.	Zaraysk Branch	1 Uritskogo Square, 140600 Zaraysk, Moscow region
12.	Zvenigorod Branch	10 Pochtovaya St., 143180 Zvenigorod, Moscow region
13.	Ilyinsky Branch	7 Leningradsky Prospekt, 125040 Moscow
14.	Istra Branch	81 Lenina St., 143500 Istra, Moscow region
15.	Kalinigrad Branch	12 Sovetsky Prospekt, 236000 Kalinigrad
16.	Kashira Branch	12 Sovetskaya St., 142900 Kashira, Moscow region
17.	Klin Branch	8 Karla Marksa St., 141600 Klin, Moscow region
18.	Kolomna Branch	340 Oktyabrskoy Revolyutsii St., 140408 Kolomna, Moscow region
19.	Krasnogorsk Branch	Golyevo village, 143400 Krasnogorsk-5, Moscow region
20.	Krasnodar Branch	324 Severnaya St., 350000 Krasnodar
21.	Kurovskoye Branch	52 40 Let Oktyabrya St., 142640 Kurovskoye, Moscow region
22.	Lotoshino Branch	2 Pochtovaya St., 143800 Lotoshino, Moscow region
23.	Lukhovitsi Branch	4 Gorkogo St., 140500 Lukhovitsi, Moscow region
24.	Lyubertsi Branch	3 Krashoarmeyskaya St., 140005 Lyubertsi, Moscow region
25.	Magadan Branch	3 Portovaya St., 685024 Magadan
26.	Makhachkala Branch	4 Pushkina St., 367012 Makhachkala, Republic of Dagestan
27.	Mikhnevo Branch	1 Gorkogo St., 142840 Mikhnevo, Moscow region
28.	Mozhaysk Branch	4 Krasnykh Partizan St., 143200 Mozhaysk, Moscow region
29.	Murmansk Branch	110a Prospekt Kolsky, 183008 Murmansk
30.	Nadym Branch	10 Zvereva St., 629736 Nadym, Yamalo-Nenets autonomous district
31.	Naro-Fominsk Branch	9 Marshala Zhukova G.K. St., 143300 Naro-Fominsk, Moscow region
32.	Nizhny Novgorod Branch	P.O. Box 318, 9a Strazh Revolutsii St., 603014 Nizhny Novgorod
33.	Novorossiysk Branch	47b Kunikova St., 353900 Novorossiysk, Krasnodar Territory
34.	Noginsk Branch	81 Rogozhskaya St., 142400 Noginsk, Moscow region
35.	Odintsovo Branch	16 Marshala Zhukova St., 143000 Odintsovo, Moscow region
36.	Ostankino Branch	bldg. 2, 31 Obraztsova St., 127018 Moscow
37.	Petrozavodsk Branch	P.O. Box 29, 15 Andropova St., 185028 Petrozavodsk, Republic of Karelia
38.	Podolsk Branch	11 Kirova St., 142100 Podolsk, Moscow region
39.	Pushkino Branch	11 Moscovsky Prospekt, 141200 Pushkino, Moscow region
40.	Pushchino Branch	Mikrorayon "G", 142290 Pushchino, Moscow region
41.	Ramenskoye Branch	3 Krasnoarmeyskaya St., 140100 Ramenskoye, Moscow region
42.	Rostov Branch	97/243 Prospekt Budennovsky, Oktyabrsky district, 344011 Rostov-on-Don
43.	Ruza Branch	27 Socialisticheskaya St., 143100 Ruza, Moscow region
44.	Saint Petersburg Branch	60 9 Liniya, Vassilievsky Ostrov, 199004 Saint Petersburg
45.	Saransk Branch	99 Gagarina St., 430027 Saransk, Republic of Mordovia
46.	Sergiyev Possad Branch	52 Prospekt Krasnoy Armii, 141300 Sergiyev Possad, Moscow region
47.	Serebryaniye Prudy Branch	4 Mikrorayon "Yubileyny", 142940 Serebryaniye Prudy, Moscow region
48.	Serpukhov Branch	3b Gorkogo St., 142203 Serpukhov, Moscow region
49.	Solnechnogorsk Branch	1 Baranova St., 141500 Solnechnogorsk, Moscow region
50.	Stavropol Branch	3/1a Karla Marksa St., 355000 Stavropol
51.	Stupino Branch	56/30a Andropova St., 142800 Stupino, Moscow region
52.	Ulyanovsky Branch	bldg. 4, 33 Veselaya St., 115541 Moscow
53.	Khabarovsk Branch	10 Dikopoltseva St., 680013 Khabarovsk
54.	Khimki Branch	22/1 Moscovskaya St., 141400 Khimki, Moscow region
55.	Central Branch	bldg. 1, 7/4 Luchnikov Pereulok, 103696 Moscow
56.	Chekhov Branch	22 Chekhova St., 142300 Chekhov, Moscow region
57.	Shatura Branch	6 Sportivnaya St., 140700 Shatura, Moscow region
58.	Shchelkovo Branch	5 Lenina Square, 141100 Shchelkovo, Moscow region
59.	Elektrostal Branch	16 Pobedy St., 144007 Elektrostal, Moscow region
60.	Yaroslavl Branch	bldg. 2, 2 Pushkina St., 150000 Yaroslavl

2. OBJECTIVES

2.1. Principal objective of the Bank's business is providing assistance in implementation of economic development programs of the Russian Federation, providing high quality banking services. The Bank shall provide multiple banking services to legal person of any forms of ownership, including foreign persons, and also to individuals.

In order to ensure its financial stability and secure interests of its creditors and investors, the Bank shall regulate the structure of its balance sheet in accordance with the standards stipulated by the Bank of Russia.

2.2. The Bank shall carry out the following banking operations:

- attracting funds of natural and legal persons to deposits (call deposits and term deposits);
- investing of the natural and legal persons' funds attracted to deposits (call deposits and term deposits) in its own name and to its account;
- opening and keeping bank accounts of natural and legal persons;
- making settlements charged by natural and legal persons, including authorized correspondent banks, within their respective bank accounts;
- collecting cash, bills, payment and settlement documents and providing cash office services to natural and legal persons;
- buying and selling foreign currency in cash and by clearing;
- attracting to deposits and allocation of precious metals;
- issuing bank guarantees;
- remitting funds as charged by natural persons without opening bank accounts (with the exception of mail remittance).

The Bank shall conduct the above banking operations based on the banking license issued by the Bank of Russia.

Along with the banking operations above mentioned the Bank shall be entitled to perform the following transactions:

- issuing sureties for any third parties providing for performance of obligations in cash;
- acquisition of third persons' claims for performance of any obligations in cash;
- trust management of funds and other property in accordance with agreements entered with any natural and legal persons;
- conducting operations with precious metals and stones in accordance with legislation of the Russian Federation;
- letting special premises and vaults to any natural and legal persons for safe-keeping of documents and valuables;
- financial lease operations;
- consulting and information services.

The Bank shall also conduct any other operations and transactions not contradicting to current legislation and the license issued by the Bank of Russia.

All operations and transactions stipulated by the present Articles shall be performed either in Rubles or in foreign currencies.

2.3. In accordance with the banking license issued by the Bank of Russia, the Bank shall be entitled to issue, buy, sell, account, keep and carry out any other operations with securities used as payment documents, securities confirming attraction of funds to deposits and bank accounts, other securities not requiring special license under federal legislation, and shall be entitled to manage such securities on trust under agreements with natural and legal persons.

The Bank shall be entitled to act as a professional player at the securities market in accordance with federal legislation.

2.4. The Bank shall be entitled to:

- request for and obtain from the enterprises, organizations, institutions and individuals receiving loans any documents (book-keeping, financial, etc.) confirming their solvency, and security for repayment of the loans;
- audit the financial state of the Bank's clients, correspondence of the details of the cash / settlement documents submitted by clients, their accounting and statistical statements with actual state of affairs;
- issue, on the basis and in performance of current legislation of the Russian Federation and regulations of the Bank of Russia, within its competence, any internal documents (instructions, regulations, etc.) mandatory for customers of the Bank;
- carry out, in accordance with current legislation of the Russian Federation, operations with all types of securities and derivatives of the financial market;
- stop crediting and, in accordance with the procedures prescribed by legislation of the Russian Federation, recover loans before expiration of term in case of the customers' default under loan agreements or if reporting documents have been found unreliable or accounting to be improper, etc.;
- establish interest rates, based on agreements with customers, in respect of active and passive operations, and fee for the services provided, taking into consideration the monetary policy of the Bank of Russia;

- obtain loans in other banks, including foreign banks;

- share participation by the Bank's own assets in the activities of other organizations and enterprises, including those with foreign investments;

- enter, in its own name, any contracts and perform other transactions under civil law and legal actions provided for by current legislation of the Russian Federation.

The Bank shall take measures for protection of the state secrets.

The Bank shall not be entitled to conduct industrial, trade and insurance business.

3. AUTHORIZED CAPITAL. OUTSTANDING SHARES AND STATED SHARES

3.1. The Bank's authorized capital is equal to 145,431,990 (one hundred and forty five million four hundred and thirty one thousand nine hundred and ninety) Rubles and consists of par values of the shares acquired by shareholders.

3.2. The Bank has allocated:

11,248,753 (eleven million two hundred and forty eight thousand seven hundred and fifty three) documented registered equity shares of par value 10 (ten) Rubles each share;

1,294,505 (one million two hundred and ninety four thousand five hundred and five) documented fixed-dividend registered preference shares of par value 10 (ten) Rubles each share;

1,999,941 (one million nine hundred and ninety nine thousand nine hundred and forty one) non-documented convertible registered preference shares of par value 10 (ten) Rubles each share.

3.3. The Bank shall be entitled to allocate additionally:

12,500,000 (twelve million five hundred thousand) documented registered equity shares of par value 10 (ten) Rubles each share;

2,956,801 (two million nine hundred and fifty six thousand eight hundred and one) non-documented convertible registered preference shares of par value 10 (ten) Rubles each share.

4. ENHANCEMENT OF THE BANK'S AUTHORIZED CAPITAL

4.1. The Bank shall be entitled to enhance its authorized capital through increasing par value of all allocated shares or shares relating to certain category (type) or through allocation of additional shares within the amount of stated shares.

4.2. The authorized capital of the Bank may be enhanced:

(a) through an increase of the par value of shares and converting shares of a lesser par value into shares of a greater par value. The enhancement of the Bank's authorized capital through an increase of par value of the shares shall only be made at the cost of the Bank's property;

(b) through allocation of additional shares to shareholders of the Bank at the cost of the Bank property. Shares shall be allocated to all shareholders of the Bank relating to all categories (types). Each shareholder shall be issued shares of the same category (type) as the shares he or she holds, proportionate to the number of such shares. Allocation of additional shares at the cost of the Bank's property shall not result in emerging of fractional shares;

(c) through allocation of additional shares and other issued securities of the Bank convertible into shares through a closed subscription.

(d) through allocation of additional shares and other issued securities of the Bank convertible into shares through an open subscription.

(e) through converting bonds into shares in the Bank.

Resolution on enhancement of the Bank's authorized capital through converting bonds into shares shall be taken by general meeting of shareholders.

4.3. The additional shares and other issued securities of the Bank allocated through subscription shall be paid for at the price determined by the Supervisory Board of the Bank, but not less than their par value. In case of allocation of issued securities convertible into shares through subscription payment shall be made at a price not less than the par value of the shares, to which such securities should be converted. The price of allocation of the additional shares to shareholders of the Bank in case they exercise their preemptive right to acquire shares may be less than the price of allocation to other person, but not more than 10 per cent.

4.4. The additional shares and other issued securities of the Bank convertible into shares through subscription shall be allocated on the condition of full payment of their value. Payment for shares in the Bank on allocation may be made in cash or tangible assets in accordance with current legislation and legal acts of the Bank of Russia.

4.5. If additional shares in the Bank are paid for otherwise than in cash, the pecuniary assessment of the property contributed as payment for shares shall be procured by the Supervisory Board of the Bank in accordance with the procedures prescribed by Article 13 of the present Articles. The market value of the property (non-pecuniary assets) paid for shares shall be determined by an independent assessor. The pecuniary assessment of the property (non-pecuniary assets) determined by the Supervisory Board of the Bank shall not be higher than the value determined by the independent assessor.

5. REDUCTION OF THE BANK'S AUTHORIZED CAPITAL

5.1. The Bank shall be entitled to reduce its authorized capital through a reduction of par value of all the outstanding shares or the shares of certain categories (types) or through a reduction of their overall number.

5.2. The reduction of the authorized capital of the Bank through a reduction of the overall number of the shares allocated by the Bank may be effected:

- through acquisition by the Bank of the outstanding shares by resolution of general meeting of shareholders of the Bank on reduction of the Bank's authorized capital;
- through cancellation of the shares retained by the Bank.

5.3. Amending of the Articles of Association of the Bank in connection with a reduction of the Bank's authorized capital through acquisition of shares in the Bank for cancellation thereof shall be based on resolution of general meeting of shareholders of the Bank on such reduction and the report on the results of acquisition of shares in the Bank approved by the Supervisory Board of the Bank.

The report on the results of acquisition of shares in the Bank shall specify: date of resolution on acquisition of shares, the management body taking such resolution, date of entering agreement(s); full name (name) of the shareholder(s), from which the shares were acquired and the number of shares acquired from each of them, as subdivided by categories (types); cancellation date.

5.4. The Bank shall reduce its authorized capital in the following cases:

- the Bank fails to allocate its shares acquired otherwise than for reduction of the authorized capital - within one year from the acquisition date;
- the Bank fails to allocate its shares redeemed by the Bank at the request of its shareholders - within one year from the redemption date;
- if the volume of equity (capital) as a result of a financial month is less than the authorized capital.

5.5. The Bank shall not be entitled to reduce its authorized capital in the following cases:

- it becomes, as a result of such reduction, less than the authorized capital prescribed by legislation as of the date of filing documents for the state registration of the respective amendments in the Articles of Association of the Bank;
- if the par value of outstanding preference shares exceeds 25% of its authorized capital as a result of the redemption (acquisition) of the equity shares in the Bank.

5.6. The Bank shall notify its creditors in writing about the reduction of its authorized capital and its new amount and publish information of such decision within 30 days of the resolution on reduction of its authorized capital.

6. SHARES IN THE BANK

6.1. A share in the Bank is an issued security fixing its holder's (shareholder's) right to be issued a part of profit of the Bank in the form of dividends, take part in management of the Bank and be allocated a part of property remaining after liquidation.

6.2. Shares shall be issued by the Bank to the amount of its whole authorized capital paid up.

6.3. The Bank shall issue registered fixed-dividend equity shares (with the right to vote), registered fixed-dividend preference shares, non-fixed-dividend registered convertible preference shares and cumulative registered preference shares.

6.4. Shares may be acquired by Russian and foreign legal and natural persons.

6.5. Par value of all the shares issued by the Bank shall be expressed in Rubles.

6.6. Shares in the Bank may be acquired through payment of their value in cash, tangible assets and in any other manner in accordance with the procedures prescribed by current legislation and legal acts of the Bank of Russia.

6.7. Additional Bank shares subject to allocation by subscription are provided that they are fully paid up.

6.8. The Bank may split and consolidate outstanding shares through a new issuance of shares relating to the same category without an enhancement of the authorized capital. And in such case the outstanding shares shall be replaced by new shares of the same category and cancelled after registration of the issue results. If fractional shares emerge on consolidation of the previously allocated shares, the latter shall provide to their holders the rights within the scope of the part of the integer portion it forms. The fractional shares shall circulate in the same manner as integer shares.

6.9. If a person acquires two or more fractional shares of the same category (type), such shares shall be summed up and form one integer and/or fractional share equal to the sum of such fractional shares.

In order to reflect fractional shares in the Articles of Association of the Bank, all fractional shares shall be summed up. And if such summing up forms a fractional number, the number of outstanding shares shall be expressed as a fractional number in the Articles of Association of the Bank.

6.10. If the Bank allocates securities convertible into shares of certain category (type), the number of stated shares of such category (type) shall be not less than the number required for converting such securities within the circulation period. The converting procedures for preference shares into equity shares shall be stipulated by the Articles

of Association of the Bank, and by resolution on issuance of the respective issued securities convertible into shares - in case of converting bonds and other issued securities (with the exception of shares) into shares.

6.11. The shares issued by the Bank are secured by its whole property and assets. In case of reorganization of the Bank all its obligations relating to outstanding shares shall be transferred to its successors.

7. RIGHTS OF SHAREHOLDERS

7.1. Shareholders shall not be liable against the Bank's obligations and shall bear the risk in connection with the Bank's business within the value of the shares they hold.

7.2. A shareholder shall:

- comply with the requirements of the present Articles of Association of the Bank and resolutions of its management bodies taken within their respective competence;

- keep confidentiality over the Bank's financial and business activities.

7.3. Shareholders of all categories (types) shall be entitled to:

- be issued a part of profit (dividends) of the Bank subject to distribution between shareholders in accordance with the procedures prescribed by the present Articles, depending on the category (type) of shares they hold;

- be issued a part of property of the Bank (liquidation value) remaining on liquidation of the Bank after settlements with creditors, proportionate to the number of shares of the respective category (type) they hold, in accordance with the procedures prescribed by legislation of the Russian Federation and the present Articles;

- dispose of their shares in accordance with current legislation, that is to say, sell, donate, transfer, pledge or dispose of them in any other manner;

- obtain information of the Bank's business in accordance with current legislation;

- delegate the rights provided by shares of the respective category (type), fully or partially, to a proxy (proxies), based on a power of attorney;

- a preemptive right to acquire shares or other issued securities of the Bank convertible into shares allocated through an open subscription in accordance with the procedures prescribed by current legislation and the present Articles;

- a preemptive right to acquire shares or other issued securities of the Bank convertible into shares allocated through an open subscription in accordance with the procedures prescribed by current legislation and the present Articles;

- enjoy any other rights stipulated by the present Articles, legislation of the Russian Federation and resolutions of general meeting of shareholders of the Bank taken within its competence.

7.4. Each equity share shall provide to its holder one vote in case of taking resolutions at a general meeting of shareholders of the Bank.

Each equity share shall provide to its holder the same scope of rights. No converting of equity shares into preference shares, bonds and other securities shall be permitted.

7.5. The holders of equity shares shall be entitled to:

- attend general meeting of shareholders of the Bank with a right to vote on all the issues of its competence;

- be issued dividends;

- be issued a part of property of the Bank in case of liquidation.

7.6. The rights of holders of registered preference shares depend on the scope of rights provided to each type of such shares.

The preference shares in the Bank relating to the same type shall provide the same scope of rights to their holders.

7.6.1. The holders of the registered fixed-dividend preference shares shall be entitled to:

(a) Vote at general meeting of shareholders of the Bank on the issues of reorganization and liquidation of the Bank;

(b) Vote on the issues of amending and supplementing the Articles of Association of the Bank providing for a limitation of the rights of holders of such preference shares;

(c) Vote on all matters of competence of general meeting of shareholders of the Bank, beginning from the meeting following the annual meeting that failed to take resolution, irrespective of the reasons, on payment of dividends or has taken resolution on non-full payment of dividends on the shares relating to this type. Such a right shall expire from the date of the first full payment of dividends;

(d) Be paid a fixed dividend of 20% per annum of the par value of the shares, payable first with respect to the preference shares of other types, and such a percentage may be increased by resolution of general meeting of the Bank's shareholders.

(e) Be paid liquidation value of the share amounting to 100% of its par value, payable first with respect to the preference shares of other types.

7.6.2. The holders of the cumulative registered preference shares shall be entitled to:

(a) Vote at general meeting of shareholders of the Bank on the issues of reorganization and liquidation of the Bank;

(b) Vote on the issues of amending and supplementing the Articles of Association of the Bank providing for a limitation of the rights of holders of such preference shares;

(c) Vote on all matters of competence of general meeting of shareholders of the Bank, beginning from the meeting following the annual meeting that should take resolution on payment of accumulated dividends in full, if such resolution has not been taken or resolution has been taken on non-full payment of dividends. Such right shall expire from the date of full payment of dividends in full.

(d) Be paid dividends at the rate of not less than 3% of the par value of the preference cumulative shares. And the payment of the accumulated dividends shall be made not less than ones each five years, beginning from the date of registration of the cumulative preference shares, after payment of dividends on the fixed-dividend preference shares;

(e) Be paid the liquidation value of the share amounting to 100% of its par value, after payment of the liquidation value in respect of the fixed-dividend preference shares.

7.6.3. The holders of the non-fixed-dividend registered convertible preference shares shall be entitled to:

(a) Vote at general meeting of shareholders of the Bank on the issues of reorganization and liquidation of the Bank;

(b) Vote on the issues of amending and supplementing the Articles of Association of the Bank providing for a limitation of the rights of holders of such preference shares;

(c) Be paid a dividend to the amount approved by general meeting of shareholders of the Bank, but not less than the dividend payable in respect of equity shares, if resolution on their payment is taken;

(d) Converting into equity shares on the following terms:

- one registered convertible non-documented preference share of par value 10 Rubles shall be converted into one non-documented registered equity share of par value 10 Rubles;

- the date of beginning the conversion shall be not less than five years of the date of registration of the report on results of issuing registered convertible non-documented preference shares;

- non-documented registered equity shares shall be allocated on converting the registered convertible non-documented preference shares among holders of the registered convertible non-documented preference shares proportionate to the number of such shares they hold. The list of holders of registered convertible non-documented preference shares subject to converting shall be prepared based on the record of shareholders of the Bank as of the converting date;

- the period of converting shall be not more than 30 days of the date of registration of the report on results of issuing registered documented equity shares, into which the registered convertible non-documented preference shares are to be converted;

- holders of the registered convertible non-documented preference shares shall be notified of the date of closing the record of shareholders, date of beginning of the conversion and period of conversion through a written notice sent by registered mail and publication of information in the mass media within three business days of registration of the issue prospectus of the registered documented equity shares, into which the preference shares of this issued are to be converted;

- allocation of the registered documented equity shares among holders of the registered convertible non-documented preference shares of the issue shall be made based on resolution of an authorized body of the Bank on issue of the registered documented equity shares, without entering any supplementary agreements;

- the amount of issue of the registered documented equity shares on conversion shall not exceed the amount of the registered convertible non-documented preference shares of the issue.

(e) Be paid liquidation value of the share amounting to 100% of its par value, payable after payment of the liquidation value on the fixed-dividend preference shares and cumulative preference shares.

If holders of preference shares of certain type are provided the right to vote at a general meeting of shareholders, each preference share shall provide one vote to its holder.

8. BONDS OF THE BANK

8.1. A bond of the Bank is an issued security having a par value and certifying the right of its holder to obtain its par value (or par value plus a fixed interest) from the Bank within certain time limits. The manner, timeframe and other terms of redemption of the bonds shall be determined in their issue resolution.

8.2. The Bank shall be entitled to allocate the following bonds: registered and bearer bonds, interest bonds and bonds convertible into shares in the Bank, in accordance with the issuance resolution. The Bank shall be entitled to allocate bonds with a single redemption time or bonds redeemable by series at certain time. On issuing registered bonds the Bank shall keep record of their holders.

8.3. Bonds (including those convertible into shares) shall be allocated by the Bank by resolution of the Supervisory Board of the Bank.

8.4. The Bank shall be entitled to allocate bonds secured by a pledge of certain property of the Bank or under a security provided to the Bank by third persons for the purposes of issuing bonds, and unsecured bonds.

8.5. Payment for the bonds issued by the Bank shall be made in cash. Par value of all the bonds issued by the Bank shall not exceed the amount of the Bank's authorized capital or the security provided to the Bank by third persons

for the purposes of issuing bonds. Bonds may be issued by the Bank only after full payment of the authorized capital of the Bank.

8.6. The bonds may be redeemed in cash or other property in accordance with the issuance resolution.

8.7. The bonds may be acquired by Russian and foreign legal and natural persons in accordance with current legislation.

8.8. Any lost registered bonds shall be renewed for a reasonable charge after the holder's application to the Bank.

8.9. The rights to a lost bearer bond shall be restored by the courts in accordance with the procedures prescribed by remedial legislation of the Russian Federation.

9. ALLOCATION OF ISSUED SECURITIES

9.1. Allocation of issued securities of the Bank means transfer of such issued securities to the first holders through entering transactions under civil law.

The Bank shall be entitled to allocate additional shares and other issued securities through subscription and converting. In case of enhancement of the Bank's authorized capital at the cost of its property, additional shares shall be allocated through distribution thereof among shareholders.

9.2. The Bank shall be entitled to allocate shares and other issued securities convertible into shares through an open and closed subscription.

Allocation of the shares (issued securities of the Bank convertible into shares) through a closed subscription shall only be effected by resolution of general meeting of shareholders of the Bank on allocation of the shares (issued securities of the Bank convertible into shares) approved by a three fourths majority vote of holders of the voting shares represented at the general meeting of shareholders.

Allocation through an open subscription of equity shares (issued securities convertible into equity shares) to the amount of over 25 per cent of previously allocated equity shares shall only be effected by resolution of general meeting of shareholders of the Bank approved by a three fourths majority vote of holders of the voting shares represented at the general meeting of shareholders.

9.3. Shareholders of the Bank shall enjoy a preemptive right to acquire shares and issued securities convertible into shares allocated through an open subscription at the number proportionate to the number of shares relating to the category (type) they hold.

The shareholders of the Bank who voted against or did not take part in voting on allocation through a closed subscription of shares and issued securities convertible into shares shall enjoy a preemptive right to acquire the securities allocated through a closed subscription in the number proportionate to the number of shares of the same category (type) as the shares they hold. Such right shall not cover allocation of shares and other issued securities convertible into shares through a closed subscription among shareholders only, provided that shareholders have an opportunity to acquire an integer number of allocated shares and other issued securities convertible into shares in the number proportionate to the number of shares of the same category (type) as the shares they hold.

9.4. The Bank shall obtain a prior consent of the Bank of Russia for an enhancement of the authorized capital at the cost of non-residents' funds, irrespective of the amount of shares which is expected to be allocated to them.

9.5. Shares (issued securities) shall be allocated by the Bank based on an issue prospectus and/or resolution on issue of securities. The issue prospectus shall contain details of the Bank, securities proposed to allocation, issuance procedures, payment procedures and other relevant information in accordance with the requirements of current legislation.

9.6. The Bank shall transfer the securities it issued to the first holders through its branches or specialized investment institutions through entering transactions under civil law.

9.7. Payment for additional shares in the Bank allocated through subscription shall be made at a price determined by the Supervisory Board of the Bank, but not less than their par value.

The price of allocation of the additional shares to shareholders of the Bank in case they exercise their preemptive right to acquire shares may be less than the price of allocation to other persons, but not more than 10 per cent.

9.8. Holders of registered issued securities of the Bank shall be recorded in special registers (record of shareholders, record of holders of registered bonds).

10. PROCEDURES OF IMPLEMENTING PREEMPTIVE RIGHT TO ACQUIRE SHARES AND ISSUED SECURITIES CONVERTIBLE INTO SHARES

10.1. The list of persons having a preemptive right to acquire additional shares and issued securities convertible into shares shall be prepared based on the data of the record of shareholders of the Bank as of the date of taking the resolution on allocation of the additional shares and issued securities convertible into shares.

10.2. Within 20 days of the date of issue registration of shares or issued securities convertible into shares the Bank shall notify the persons included into the list of persons having the preemptive right.

10.3. The notice of the possibility to exercise the preemptive right by shareholders shall contain the following details:

- full corporate name of the Bank;
- location of the Bank;
- number of shares and issued securities convertible into shares to be allocated;
- price of allocation of the shares and issued securities convertible into shares to be allocated or the manner of determining the allocation price;
- price of allocation of the shares and issued securities convertible into shares to be allocated or the manner of determining the allocation price for shareholders of the Bank, if they use their preemptive right;
- procedures of determining the number of securities that may be acquired by each shareholder;
- effective period of the preemptive right (which should be at least 45 days of the date of giving (delivery) or publication of the notice;
- procedures of exercising by a shareholder of the preemptive right, specifying the payment details.

10.4. The person having a preemptive right to acquire additional shares and issued securities convertible into shares shall be entitled to exercise such right fully or partially. In order to exercise the preemptive right, the person having a preemptive right to acquire additional shares and issued securities convertible into shares shall submit, not earlier than the date of beginning of the allocation and not later than the final date of the preemptive right stipulated by the resolution on issuance of securities, the following documents to the Bank:

- application for acquisition of shares and issued securities convertible into shares specifying: name; residence (location); number of acquired securities; other information
- document confirming payment for the acquired shares and issued securities convertible into shares.

10.5. The Supervisory Board of the Bank within three business days of the date of expiration of the preemptive right provided for by the resolution on issuance of the securities shall determine the results of exercise by shareholders of the preemptive right to acquire shares and issued securities convertible into shares.

10.6. The application for acquisition of shares and issued securities convertible into shares shall be considered as acceptance of the Bank's offer for acquisition of shares and issued securities convertible into shares in accordance with the preemptive right.

10.7. The Bank shall not be entitled, before expiration of the preemptive right stipulated by the resolution on issuance of the securities, to allocate additional shares and issued securities convertible into shares to any person not included into the list of persons enjoying the preemptive right to acquire additional shares and issued securities convertible into shares.

11. CIRCULATION OF ISSUED SECURITIES

11.1. Circulation of issued securities of the Bank means the activities provided for by legislation of the Russian Federation causing transmission of title to securities.

11.2. Change of holder of issued securities may occur in any manner provided for by law, based on respective documents confirming the lawful nature of transmission of the title to securities.

11.3. Acquisition and (or) receiving in trust as a result of one or a series of transactions a legal entity or individual by a group of legal entities or individuals interconnected by an agreement or by a group of legal entities being subsidiaries and dependent companies in respect of each other, of more than 5% shares in the Bank requires notification of the Bank of Russia, of more than 20% requires prior consent of the Bank of Russia. The order of getting consent of Bank of the Russia for acquisition of more than 20 % of shares in the Bank and the order of notification of the Bank of Russia about an acquisition of more than 5% of shares in the Bank are established by Federal laws and by other regulations of the Bank of Russia adopted in accordance with Federal laws

11.4. Rights of holders of issued securities of the Bank in the form of documented securities shall be confirmed by certificates, if such certificates are issued to holders, or by certificates and records in depo accounts with depositaries, where certificates are handed over to depositaries for custody. Rights of holders of issued securities in the form of non-documented securities shall be confirmed within the record-keeping system by entries to personal accounts with the record-keeper or, if title to securities is accounted by a depositary, by entries to depo accounts with depositary.

The rights fixed by an issued security shall be enjoyed by the transferee from the date of transfer of the title to such security.

The transmission of rights fixed by an issued security shall be accompanied by a notice of the Bank's record-keeper or nominee holder of securities and provision of all the documents required in accordance with current legislation for registration of transfer of the rights to a share.

The holder or nominee holder of shares in the Bank may refuse from taking a certificate. The fact of issuance or refusal from taking the certificate should be reflected within the record-keeping system.

The record-keeper, at the request of a shareholder or nominee holder of shares, shall confirm the shareholder's rights to the shares he or she holds by issuing an extract from the record of shareholders of the Bank which shall not be considered as a security.

12. ACQUISITION AND REDEMPTION OF OUTSTANDING SHARES BY THE BANK

12.1. The Bank, by resolution of general meeting of shareholders of the Bank on a reduction of the authorized capital, shall be entitled to acquire outstanding shares for the purposes of reduction of their overall number. The shares acquired by the Bank in accordance with such resolution on reduction of the authorized capital shall be cancelled on acquisition. The acquired shares shall be paid for in cash.

12.2. The Bank shall be entitled to acquire outstanding shares by resolution of the Supervisory Board of the Bank for further sale.

12.2. Resolution on acquisition of shares shall specify:

- categories (types) of shares in the Bank to be acquired;
- number of each category (type) shares acquired by the Bank;
- acquisition price;
- manner and timeframe of payment;
- period of acquisition of the shares. Such period shall be calculated from the official date of starting acquisition established by the Supervisory Board.

12.3. Not later than 30 business days before the date of starting acquisition of the shares, the Supervisory Board of the Bank shall notify accordingly all holders of the shares relating to the categories (types) covered by the acquisition resolution.

The notice shall contain the following information:

- corporate name and location of the Bank;
- categories (types) types of shares to be acquired;
- number of each category (type) shares to be acquired by the Bank;
- acquisition price;
- manner and timeframe of payment;
- official date of starting acquisition of the shares;
- official date of finishing acquisition of the shares;
- addresses at which written applications of shareholders for sale of the shares they hold may be sent.

The notice shall be given to shareholders by registered mail at the address specified in the record or delivered against a receipt.

The notice shall be attached a special form of written application of the shareholders for sale of the shares he or she holds to the Bank.

12.4. Each holder of the shares relating to the categories (types) covered by the acquisition resolution shall be entitled to sell such shares, and the Bank shall acquire such shares.

12.5. A holder of the shares relating to the categories (types) covered by the acquisition resolution shall be entitled to send to the Bank, within the time limits prescribed, a filled in written application form for sale of the shares he or she holds. The application shall be sent by mail or delivered at the addresses specified in the notice. The date of application shall be determined by the date of mailing or the date of delivery to the secretary of the Supervisory Board of the Bank.

12.6. The Supervisory Board of the Bank shall, within 30 business days of the date of finishing acceptance of applications from shareholders for sale of shares shall decide on the number of shares to be acquired from each shareholder.

12.7. If the overall number of shares, in respect of which applications for their sale to the Bank have been received, is exceeding the number of shares that may be acquired by the Bank under the resolution of general meeting of shareholders of the Bank on reduction of the authorized capital, the shares shall be acquired from shareholders proportionate to the number specified in the applications. The Bank shall notify the record-keeper of the number of acquired shares.

12.8. Shares shall be acquired from shareholders based on agreements entered into with them.

12.9. The acquired shares shall be retained by the Bank, they shall not provide voting rights, shall not be counted when counting votes, and no dividend shall be accrued on them. Such shares shall be sold at their market value within one year of the acquisition date. Otherwise, general meeting of shareholders of the Bank shall decide on a reduction of the Bank's authorized capital through cancellation of such shares.

12.10. The Bank shall not be entitled to acquire the shares it has allocated:

- until full payment of the authorized capital of the Bank;
- if on the date of acquisition the Bank is demonstrating the signs of insolvency (bankruptcy) under legislation of the Russian Federation on insolvency (bankruptcy) or will demonstrate it as a result of acquisition of such shares;
- if on the date of acquisition the Bank's net worth is less than its authorized capital, the reserve fund and excess of the liquidation value of outstanding preference shares according to the Articles of Association over the par value thereof or will become less as a result of acquisition of such shares.

12.11. The Bank shall not be entitled to decide on reduction of its authorized capital by acquisition of a part of outstanding shares to decrease their total number, if the par value of the shares remaining in circulation is less than the minimum level of the authorized capital in accordance with the current legislation.

The number of equity shares acquired for cancellation purposes shall not break the ratio between the par value of preference shares and equity shares in the authorized capital of the Bank prescribed by law.

12.12. Holders of voting shares shall be entitled to request for redemption by the Bank, fully or partially, of the shares they hold, if general meeting of shareholders of the Bank takes the following resolutions:

- on reorganization of the Bank;
- on entering a major transaction covering the property value at 25 to 50 per cent of the balance sheet value of the Bank's assets as of the date of the resolution on such transaction, if these shareholders voted against such a transaction or did not participate in voting at all.
- on amending and supplementing the Articles of Association of the Bank or approval of a new version of the Articles of Association of the Bank limiting their rights, provided that they rejected such resolution in the process of voting or did not take part in the voting.

The shareholders shall be considered as not taking part in voting if they have not submitted to the Bank their ballot-papers within the time limits prescribed.

For the purposes of implementing shareholders' right to request for redemption by the Bank of the shares they hold, the ballot-papers shall be considered as rejecting a resolution provided that alternatives "pro" and "abstained" are expressly crossed out in them, and only the "contra" alternative is left. Invalid ballot-paper shall not be considered as the ones rejecting a resolution.

12.13. The list of shareholders entitled to request for redemption by the Bank of the shares they hold shall be prepared based on the data of the record of shareholders of the Bank as of the date of compilation of the list of shareholders of the Bank entitled to attend general meeting of shareholders of the Bank whose agenda includes any items capable of causing the right to request for redemption of shares.

12.14. Shares shall be redeemed by the Bank at the price established by the Supervisory Board of the Bank, but not less than the market value determined by an independent assessor, not taking into consideration its changes resulting from the Bank's actions causing the right to request for assessment and redemption of shares.

12.15. If any items are included into agenda, voting of which may cause, under legislation, shareholders' right to request for redemption of shares by the Bank, the notice of the general meeting of shareholders of the Bank shall contain the following additional information:

- availability of shareholders' right to request for redemption by the Bank of the shares they hold;
- price of the shares to be redeemed by the Bank;
- redemption procedures and timeframe.

The notice of the general meeting of shareholders of the Bank shall be accompanied in such case by a special form for a written request by shareholders for redemption by the Bank of the shares they hold. Such form shall be approved by the Supervisory Board of the Bank.

12.16. Shareholders shall be entitled to send the filled in form of the written request for redemption by the Bank of the shares they hold within 45 days of the respective resolution of the general meeting of shareholders of the Bank. The written request of a shareholder shall specify details of his or her location (mail address) and the number of shares requested for redemption. The request shall be sent by mail or delivered at the addresses specified in the notice of convocation of the general meeting of shareholders of the Bank.

The date of mailing or delivery to the secretary of the Supervisory Board of the Bank shall be considered as the date of the request.

12.17. The Bank shall, within 30 business days of the final date for acceptance of written requests of shareholders for redemption of the shares they hold, enter agreements on purchase of shares and redeem the number of shares specified in such agreements. The Bank shall notify the record-keeper of the number of shares redeemed from each shareholder.

12.18. The overall amount of the funds used by the Bank for redemption of shares shall not exceed 10 per cent of the Bank's net worth as of the date of the resolution causing shareholders' right to request for redemption by the Bank of the shares they hold.

If the overall number of shares applied for redemption is exceeding the number of shares that may be redeemed by the Bank, taking into consideration the above limitation, the shares shall be redeemed from shareholders proportionate to the number specified in their requests.

12.19. The shares redeemed by the Bank shall be retained by the Bank, they shall not provide voting rights, shall not be counted when counting votes, and no dividend shall be accrued on them. Such shares shall be sold at their market value within one year of the redemption date. Otherwise, general meeting of shareholders of the Bank shall decide on a reduction of the Bank's authorized capital through cancellation of such shares.

12.20. The shares redeemed by the Bank from shareholders in case of reorganization of the Bank shall be cancelled on redemption.

13. DETERMINATION OF VALUE (PECUNIARY ASSESSMENT) AND MARKET VALUE OF PROPERTY

13.1. The Supervisory Board of the Bank shall determine:

- price of property transferred or acquired by the Bank within transactions considered to be major transactions in accordance with current legislation;
- price of property transferred or acquired by the Bank within transactions considered to be transactions involving an interest in accordance with current legislation;
- price of allocation of additional shares in the Bank and issued securities of the Bank to be allocated through subscription;
- pecuniary assessment of the property contributed as payment for additional shares in the Bank;
- redemption price for shares in the Bank in the cases provided for by Chapter 12 hereof.

13.2. An independent assessor may be engaged for determining the market value of the property.

13.3. An independent assessor shall be engaged for determining the market value of the property (redemption price of shares), and the Supervisory Board shall approve the value determined by the independent assessor in the following cases:

- determining the market value of the property contributed as payment for additional shares in the Bank. The pecuniary assessment of the property determined by the Supervisory Board of the Bank shall not be higher than the value determined by the independent assessor;
- determining the redemption price for shares in the Bank in the cases provided for by Chapter 12 hereof. The pecuniary assessment of the property determined by the Supervisory Board of the Bank shall not be less than the value determined by the independent assessor.

13.3.1. The independent assessor shall be nominated by the Chairman of the Supervisory Board of the Bank or the person acting in such capacity.

13.3.2. The independent assessor shall be approved by a majority vote of members of the Supervisory Board of the Bank attending the meeting.

13.3.3. If the independent assessor has not been approved by the Supervisory Board of the Bank, the Chairman of the Supervisory Board of the Bank or the person acting in such capacity shall, within 3 business days of the meeting of the Supervisory Board, convene a new meeting of the Board and nominate a new independent assessor.

13.3.4. Agreement with the independent assessor shall be concluded on behalf of the Bank by the Chairman of the Board of Management.

13.3.5. Within 3 business days of receipt by the Supervisory Board of the Bank of a conclusion of the independent assessor, the Chairman of the Supervisory Board shall convene a meeting of the Supervisory Board for approval of the market value of the property (redemption price for shares) determined by the independent assessor.

13.3.6. The market value of the property (redemption price for shares) determined by the independent assessor shall be approved by the Supervisory Board of the Bank through a majority vote of the members attending the meeting.

13.3.7. If the Supervisory Board of the Bank fails to approve the market value of the property (redemption price for shares) determined by the independent assessor, the Supervisory Board shall determine the value of the property (redemption price), taking into consideration the limitations stipulated by the present Articles.

13.4. Engagement of an independent assessor is unnecessary for determining the price of allocation of securities whose purchase price or demand price and supply price are published regularly in the mass media. To determine the market value of such securities, such purchase price or demand price and supply price shall be taken into consideration.

13.5. If the Supervisory Board of the Bank determines the price of property (services) for approval of a transaction involving an interest, and the person interested in such transaction is a member of the Supervisory Board, resolution on determination of such price shall be taken by independent members of the Supervisory Board, not interested in such transaction.

14. RECORD OF SHAREHOLDERS OF THE BANK

14.1. The record of shareholders of the Bank shall contain details of each registered person, number and categories (types) of shares registered in the name of each registered person, other details provided for by legislation of the Russian Federation.

14.2. The keeper of the record of shareholders of the Bank shall be a professional player of the securities market, being a specialized registrar acting in accordance with legislation of the Russian Federation and responsible for keeping and custody of the record of shareholders of the Bank based on the respective bilateral agreement with the Bank. The Bank shall not be relieved from responsibility for keeping and custody of the record.

14.3. A person registered in the record of shareholders of the Bank shall timely inform the record-keeper of the record of shareholders of the Bank about any changes in his or her details (name, location, residence and other details). If a registered person fails to provide information of any changes in his or her details, the specialized registrar and the Bank shall not be liable for any resulting losses.

14.4. An entry to the record of shareholders of the Bank shall be made at the request of a shareholder or nominee based on the documents provided for by legislation of the Russian Federation.

14.5. Any refusal from making entries to the record of shareholders of the Bank shall not be permitted, with the exception of the cases provided for by legislation of the Russian Federation. In case of refusal from making an entry to the record of shareholders of the Bank, the specialized registrar shall, within five days of the request for an entry to the record of shareholders of the Bank, send to the person requesting for such entry, a substantiated notice of refusal from the entry.

14.6. The keeper of the record of shareholders of the Bank, at the request of a shareholder or nominee, shall confirm their title to shares by issuing an extract from the record of shareholders of the Bank which shall not be considered as a security.

15. DISTRIBUTION OF PROFIT OF THE BANK

15.1. The Bank's gross profit and net profit shall be determined in a manner prescribed by current legislation of the Russian Federation. The gross profit shall be used for payment of the respective taxes, making other compulsory payments to the budget and non-budget funds, expenses shall be made which should be made before taxation in accordance with current legislation. The Bank's net profit (upon taxation) shall be retained by the Bank and, according to resolution of the general meeting of shareholders of the Bank, transferred to the reserve fund and used for formation of other funds of the Bank, distributed between shareholders as dividends or used for other purposes in accordance with current legislation.

15.2. The Bank shall be entitled to take resolution (announce), one time each year, on payment of dividends in respect of outstanding shares. The dividends shall be distributed among shareholders proportionate to the number of shares they hold. Resolution on payment of annual dividends, amount of the annual dividend and their payment manner in respect of shares relating to each category (type) shall be taken by general meeting of shareholders of the Bank. The amount of annual dividends shall not exceed the amount recommended by the Supervisory Board of the Bank.

The Bank shall not be entitled to take resolution (announce) on payment of dividend on shares in the following cases:

- before the authorized capital is paid up in full;
- before redemption of all the shares subject to redemption from shareholders in the cases provided for by current legislation;
- the Bank is demonstrating the signs of insolvency (bankruptcy) as of the date of such resolution or such signs will appear as a result of taking such resolution;
- if the day of such decision the Bank's net worth is less than its authorized capital and the reserve fund or become less as a result of taking resolution on payment of the dividend;
- in other cases provided for by federal legislation.

15.3. The Bank shall not be entitled to take resolution (announce) on payment of dividends on equity and preference shares, in respect of which a dividend is not fixed, where no decision was taken on full payment of dividends (including full payment of all accumulated dividends on the cumulative preference shares) on all types of the preference shares, for which the amount of dividend is determined by the Bank's Articles of Association.

15.4. The Bank shall not be entitled to take resolution (announce) on payment of dividend on preference shares of a type, in respect of which a dividend is not fixed under the Articles of Association, where no decision was taken on full payment of dividends (including full payment of all accumulated dividends on the cumulative preference shares) on all types of the preference shares, providing a preference, in terms of sequence of receiving dividends, with respect to the preference shares of such type.

15.5. The Bank shall not be entitled to pay the announced dividends on shares in the following cases:

- the Bank is demonstrating the signs of insolvency (bankruptcy) under legislation of the Russian Federation on insolvency (bankruptcy) as of the date of such resolution or such signs will appear as a result of such payment of dividends;
- the Bank's net worth is less than its authorized capital and the reserve fund and excess of the liquidation value of outstanding preference shares according to the Articles of Association over the par value or become less as a result of such payment of dividends;
- in other cases provided for by federal legislation.

On cessation of the circumstances specified in the above paragraph, the Bank shall pay the announced dividends to shareholders.

15.6. Dividends shall be paid out of the Bank's net profit. Payment of dividends in respect of preference shares of certain types, if profit or loss of the Bank are insufficient, is only possible at the cost and within the limits of the Bank's special funds established for such purposes. The reserve fund shall not be applied for such purposes.

15.7. General meeting of shareholders of the Bank, at the proposal of the Supervisory Board of the Bank, shall be entitled to take resolution on inexpedience of payment of a dividend on shares, based on the results of the fiscal year.

15.8. For the purposes of each payment of dividends, the Supervisory Board of the Bank shall approve the list of persons entitled to receive dividends submitted by the keeper of the record of shareholders of the Bank. The list of

persons entitled to receive dividends shall be compiled as of the date of compilation of the list of persons entitled to attend annual general meeting of shareholders of the Bank. In order to prepare the list of persons entitled to receive dividends, nominee holders of shares shall provide the data of the persons for whom they hold the shares.

15.9. The date of beginning and period of payment of the dividends shall be determined by resolution of general meeting of shareholders of the Bank on payment of the dividends.

15.10. The dividend amount shall be determined not considering the taxes payable in respect of them. The Bank shall pay dividends to shareholders less the respective taxes. The dividends shall be liable to tax irrespective of the payment manner in accordance with existing tax legislation.

15.11. No interest shall be accrued in respect of dividends not paid and not received.

15.12. Decision in respect of a dividend not requested by the holder, its lawful successor or heir within the statute of limitation shall be taken in accordance with current legislation.

15.13. The Bank shall establish a reserve fund of at least 15% of its authorized capital. The amount of annual deductions to the reserve fund shall be at least 5% of the net profit until reaching the minimum prescribed level. The reserve fund shall only be applied for the purposes stipulated by current legislation.

15.14. The Bank shall be entitled to establish any other funds in accordance with current legislation.

16. MANAGEMENT BODIES OF THE BANK

16.1. The Bank's management bodies are as follows:

(a) General meeting of shareholders of the Bank;

(b) Supervisory Board of the Bank (Board);

(c) Chairman of the Board of Management (President) of the Bank - sole executive body;

(c) Board of Management of the Bank - collective executive body.

16.2. The Supervisory Board and the Board of Management of the Bank shall act in accordance with current legislation of the Russian Federation, the Articles of Association of the Bank and within the authorities provided to them by general meeting of shareholders of the Bank.

16.3. In case of taking resolution on liquidation of the Bank, the liquidation committee shall assume all the authorities relating to management of the Bank's business from the date of its appointment.

17. GENERAL MEETING OF SHAREHOLDERS

17.1. General meeting of shareholders of the Bank shall be the supreme management body of the Bank.

17.2. The competence of general meeting of shareholders of the Bank shall be as follows:

17.2.1. Amending and supplementing the Articles of Association of the Bank or approval of a new version of the Articles of Association of the Bank.

17.2.2. Reorganization of the Bank;

17.2.3. Liquidation of the Bank, appointment of the liquidation committee and approval of the interim and final liquidation balance sheets;

17.2.4. Determining the number of members of the Supervisory Board of the Bank, election of members of the Supervisory Board of the Bank and early termination of their offices;

17.2.5. Determining the number, par value, category (type) of stated shares and the rights provided by such shares, deciding on allocation of shares through a closed subscription and allocation through an open subscription of equity shares (issued securities convertible into shares) to the amount of over 25 per cent of the equity share allocated previously;

17.2.6. Deciding on allocation of shares through a closed subscription and allocation through an open subscription of equity shares (issued securities convertible into shares) accounting for 25 per cent of the equity shares allocated previously;

17.2.7 Enhancement of the Bank's authorized capital through an increase of par value of shares; or through allocation of additional shares and issued securities convertible into shares.

17.2.8. Reduction of the Bank's authorized capital through a reduction of par value of shares, acquisition by the Bank of a part of shares to reduce their overall number and through cancellation of shares acquired or redeemed by the Bank;

17.2.9. Election of the Chairman of the Board of Management of the Bank, members of the Auditing Committee of the Bank and early termination of their offices;

17.2.10. Approval of the outside auditor of the Bank;

17.2.11. Approval of annual statements, annual accounts, including profit-and-loss reports (profit-and-loss accounts) of the Bank, and distribution of profit, including payment (announcement) of dividends, and losses of the Bank, according to the fiscal year results;

17.2.12. Determining the procedures of holding general meeting of shareholders of the Bank;

17.2.13. Splitting and consolidation of shares;

17.2.14. Deciding on approval of transactions involving an interest in the cases provided for by current legislation of the Russian Federation;

17.2.15. Deciding on approval of major transactions connected with acquisition and transfer of a property by the Bank in the cases provided for by current legislation of the Russian Federation;

17.2.16. Deciding on participation in holding companies, financial and industrial groups, associations and other alliances of business entities;

17.2.17. Acquisition of outstanding shares by the Bank in the cases provided for by current legislation;

17.2.18. Approval of internal documents of the Bank regulating activities of general meeting of shareholders, the Supervisory Board, the sole and collective executive bodies, the Auditing Committee, the liquidation committee;

17.2.19. Deciding on an audit of the financial and business activities of the Bank;

17.2.20. Payment of remuneration and/or compensations for expenses connected with performance by members of the Supervisory Board of the Bank of their duties;

17.2.21. Payment of remuneration and/or compensations for expenses connected with performance of their duties by members of the Auditing Committee of the Bank.

The issues referred to competence of general meeting of shareholders of the Bank shall not be referred to the Supervisory Board or an executive body of the Bank.

General meeting of shareholders of the Bank shall not be entitled to review and decide on any issues not referred to its competence by current legislation.

Decisions on the issues specified in paragraphs 17.2.1, 17.2.2, 17.2.3, 17.2.5, 17.2.6. and 17.2.17 shall be taken by general meeting of shareholders of the Bank by three fourths majority vote of holders of the voting shares attending the meeting. All other resolutions shall be taken by a simple majority vote of the shareholders taking part in voting at general meeting of shareholders of the Bank.

17.3. A general meeting of shareholders shall be considered as validly convened if attended by shareholders having in the aggregate more than a half of all voting shares, taking into consideration the ballot-papers sent within the time limits prescribed.

17.4. The procedures of preparation, convocation, holding, taking resolutions, informing of the results of a general meeting of shareholders shall be stipulated the Regulation on preparation, convocation and holding of general meeting of shareholders of the Joint Stock Company Bank "Vozrozhdeniye".

A resolution of general meeting of shareholders of the Bank may be taken without convocation of a meeting (jointly attended by shareholders for discussing agenda and deciding on voted matters) through voting in absentia.

A general meeting of shareholders whose agenda comprises election of the Supervisory Board of the Bank, the Auditing Committee, approval of the outside auditor of the Bank and the matters provided for by paragraph 17.2.11 hereof shall not be held in the manner of voting in absentia.

17.5. The Bank shall hold annually an annual general meeting of shareholders within the period between March 1 and June 30. Any general meeting other than the annual meeting shall be considered as an extraordinary general meeting of shareholders.

An extraordinary general meeting of shareholders of the Bank shall be held by resolution of the Supervisory Board of the Bank at its own initiative, at the request of the Auditing Committee of the Bank and a shareholder (shareholders) holding in the aggregate at least 10 per cent of the voting shares in the Bank as of the date of the request.

17.6. General meeting of shareholders shall be presided at by the Chairman of the Supervisory Board of the Bank, and if he is absent because of a proper excuse, by the Deputy Chairman of the Supervisory Board of the Bank.

17.7. Resolutions approved by general meeting of shareholders of the Bank and the results of voting shall be provided to the persons included into the list of persons entitled to attend general meeting of shareholders not later than 10 days of execution of the record of the voting results in the form of report on the voting results in accordance with the procedures prescribed for notification of general meeting of shareholders.

18. SUPERVISORY BOARD OF THE BANK

18.1. The Supervisory Board of the Bank shall be responsible for general management of the Bank's business, with the exception of the issues referred to exclusive competence of general meeting of shareholders of the Bank.

18.2. The Supervisory Board of the Bank shall be elected by cumulative voting of the annual general meeting of shareholders of the Bank, in the number of 12 persons, for a term until a regular annual general meeting of shareholders or an extraordinary general meeting of shareholders having in its agenda the item of electing the new Supervisory Board. The nominees supported by the greatest number of votes shall be considered as elected to the Supervisory Board of the Bank.

Members of the Supervisory Board may be re-elected for an unlimited number of terms.

A member of the Supervisory Board of the Bank shall be entitled to dismiss from the office at any time, having notified in writing the Supervisory Board. And the authorities of other members of the Supervisory Board shall not be terminated, with the exception of the cases where the number of members of the Supervisory Board shall be less than the elected number. In such case an extraordinary general meeting of shareholders of the Bank shall be convened for

election of the new Supervisory Board. The remaining members of the Supervisory Board shall only be entitled to decide on convocation of such extraordinary general meeting of shareholders.

18.3. The Supervisory Board of the Bank shall elect at its first meeting the Chairman and Deputy Chairman, who may be re-elected at any time by a simple majority vote of members of the Supervisory Board of the Bank attending the meeting.

The Chairman of the Supervisory Board of the Bank shall arrange the activities of the Board, convene meetings of the Supervisory Board and preside at such meetings, make arrangements for keeping minutes of the meetings.

If the Chairman of the Supervisory Board of the Bank is absent, his functions shall be performed by the Deputy Chairman of the Supervisory Board of the Bank.

18.4. By resolution of general meeting of shareholders of the Bank, members of the Supervisory Board of the Bank may be paid remuneration and/or compensation for expenses connected with performance of their functions of members of the Supervisory Board for the period of performance of such functions.

18.5. The Supervisory Board of the Bank shall be convened by its Chairman as necessary, but not less than once a half-year, and at the request of at least 1/3 of members of the Supervisory Board of the Bank, the Board of Management of the Bank, the Auditing Committee of the Bank or outside auditors at any time.

The quorum required for a meeting of the Supervisory Board of the Bank shall be at least a half of elected members of the Supervisory Board. The Supervisory Board of the Bank shall take its resolutions by a simple majority vote of the members attending the meeting, with the exception of the issues of enhancement of the authorized capital through allocation of additional shares within the number of stated shares, approval of a major transaction, which resolutions shall be approved unanimously by all members of Supervisory Board. A resolution on approval of a transaction involving an interest shall be approved by a majority vote of independent members not interested in the transaction.

In case of equally divided votes the Chairman of the Supervisory Board of the Bank shall have a casting vote.

18.6. The competence of the Supervisory Board of the Bank shall comprise the following issues:

18.6.1. Determining the priority lines of the Bank's business;

18.6.2. Convocation of an annual and extraordinary general meetings of shareholders, with the exception of the cases of convocation of extraordinary meetings initiated by the Auditing Committee of the Bank, the outside auditor and shareholders of the Bank;

18.6.3. Approval of agenda of general meeting of shareholders;

18.6.4. Determining the date of compilation of the list of persons entitled to attend general meeting of shareholders and other issues connected with preparation and holding of general meeting of shareholders;

18.6.5. Enhancement of the Bank's authorized capital in the manner of allocation of additional shares through an open subscription within the number and categories (types) of stated shares, provided that the number of allocated equity shares (issued securities convertible into shares) is less than 25 per cent of the equity shares previously allocated;

18.6.6. Allocation of bonds and other issued securities by the Bank;

18.6.7. Determining the price (pecuniary assessment) of a property, price of allocation and redemption of issued securities in the cases provided for by current legislation;

18.6.8. Acquisition of shares, bonds and other securities allocated by the Bank in the cases provided for by current legislation;

18.6.9. Approval of a report on the results of acquisition of shares, if general meeting of shareholders decided on a reduction of the authorized capital through acquisition by the Bank of a part of shares for further cancellation thereof;

18.6.10. Formation of the Board of Management of the Bank, election of its members at the proposal extended by the Chairman of the Board of Management of the Bank and early termination of authorities of members of the Board of Management of the Bank;

18.6.11. Recommendations as to the amount of remuneration and compensations payable to members of the Auditing Committee of the Bank, determining the amount payable for the services provided by the outside auditor;

18.6.12. Recommendations as to the amount of dividend payable in respect of shares and the payment procedures;

18.6.13. Application of the reserve fund and other funds of the Bank;

18.6.14. Opening and closing branches, representative offices, approval of branches' by-laws and amendments and supplements thereto;

18.6.15. Introduction of amendments to the Articles of Association of the Bank in connection with establishment of branches, opening representative offices and liquidation thereof;

18.6.16. Approval of the registrar of the Bank and terms of agreement with him, as well as termination of the agreement with him;

18.6.17. Approval of transactions with interested persons in the cases provided for by current legislation;

18.6.18. Approval of major transactions connected with acquisition and transfer of a property, with the exception of the cases provided for by paragraph 17.2.14 hereof;

18.6.19. Reviewing proposals as to inclusion of any items into agenda of a general meeting of shareholders of the Bank and deciding on inclusion or refusal from inclusion thereof to agenda of general meeting of shareholders;

18.6.20. Inclusion, at its discretion, into agenda of a general meeting of shareholders of any items or inclusion of nominees to the nominating list for election to the Bank's management bodies, in addition to the items proposed for inclusion into agenda of a general meeting of shareholders by shareholders, and in case of lacking or insufficient number of nominees proposed by shareholders for formation of the management body in question;

18.6.21. Signing by the Chairman of the Supervisory Board of the Bank, on behalf of the Bank, of contract with the sole executive body, members of the Board of Management;

18.6.22. Permission for occupying by Chairman of the Board of Management and/or members of the Board of Management of the Bank in conjunction any offices in management bodies of other entities;

18.6.23. Preliminary approval of annual statement of the Bank;

18.6.24. Approval of a decision on issuance of securities and a report on the results of issuance of securities, a securities issue prospectus.

18.6.25. Determining the value of a property contributed as payment for additional shares otherwise than in cash;

18.6.26. Proposing to general meeting of shareholders on reorganization of the Bank through merger, take-over, division, segregation;

18.6.27. Proposing to general meeting of shareholders on transformation of the Bank, procedures and terms of the transformation, procedures of exchange of the shares for contributions of members of the limited liability company;

18.6.28. Approval of internal documents of the Bank, with the exception of the internal documents referred to competence of general meeting of shareholders or executive bodies of the Bank;

18.6.29. Other issues in accordance with current legislation.

18.7. The procedures of organizing the activities of the Supervisory Board of the Bank shall be established by the Regulation on Supervisory Board of the Joint Stock Company Bank "Vozrozhdeniye" approved by general meeting of shareholders of the Bank.

19. CHAIRMAN OF THE BOARD OF MANAGEMENT OF THE BANK

19.1. The Chairman of the Board of Management (President) of the Bank shall be elected by annual general meeting of shareholders of the Bank, each 5 years, from among employees of the Bank satisfying to the professional requirements of the Bank of Russia to head officer of a commercial bank.

19.2. The Chairman of the Board of Management of the Bank shall be responsible for everyday management of the Bank's business in accordance with the Articles of Association and the authorities provided by general meeting of shareholders, bear a personal responsibility to general meeting of shareholders for performance of the entrusted tasks, act on behalf of the Bank without a power of attorney, including representation of its interests, entering transactions on behalf of the Bank, approval of personnel arrangements, issuing orders and instructions compulsory for all employees of the Bank.

The Chairman of the Board of Management of the Bank shall:

(a) nominate members of the Board of Management of the Bank for approval by the Supervisory Board of the Bank;

(b) appoint his deputies from among members of the Board of Management of the Bank;

(c) represent the Bank in relations with all entities in the Russian Federation and abroad, issue powers of attorney, stipulate the procedures of entering contracts and implementation of other transactions;

(d) appoint and dismiss employees of the Bank, establish salaries, motivate and punish employees;

(e) approve the organizational structure of the Bank.

20. BOARD OF MANAGEMENT OF THE BANK

20.1. The Board of Management of the Bank is a permanent collective executive body of the Bank responsible for management of all the everyday activities of the Bank, including participation of the Bank in other legal entities, establishment of subsidiaries, purchase and sale of shares and interests in other entities, deciding on opening and closing additional offices and operational cash offices and other issues, with the exception of those referred to competence of general meeting of shareholders and the Supervisory Board of the Bank.

The Board of Management of the Bank shall be responsible to the Supervisory Board of the Bank for effectiveness of its activities.

20.2. Members of the Board of Management of the Bank shall be elected by the Supervisory Board of the Bank as recommended by the Chairman of the Board of Management of the Bank in the number of at least 9 persons from among employees of the Bank for a 5-year term of office.

20.3. The Board of Management of the Bank shall make arrangements for performance of resolutions of general meeting of shareholders and the Supervisory Board of the Bank.

20.4. Members of the Board of Management of the Bank shall not, without the consent of the Supervisory Board of the Bank, act as members of management bodies of any other entities.

20.5. The quorum required for meeting of the Board of Management of the Bank shall be at least a half of the elected members of the Board of Management of the Bank.

20.6. Meetings of the Board of Management of the Bank shall be held as necessary, but at least once a month. They shall be presided at by the Chairman of the Board of Management of the Bank, and if he is absent, by one of his deputies. Resolutions of the Board of Management of the Bank shall be taken by a simple majority vote of the overall number of members of the Board of Management, and in case of equally divided votes the Chairman of Board of Management shall have a casting vote. A member of the Board of Management shall not delegate his vote to another person, including another member of the Board of Management.

20.7. The Chairman of the Board of Management of the Bank shall arrange keeping minutes of the meeting.

20.8. Members of the Board of Management of the Bank, if they disagree a resolution of the Board of Management of the Bank, shall be entitled to inform the Supervisory Board of the Bank of their peculiar opinion.

20.9. The time limits, procedures of convocation and holding the meetings of the Board of Management of the Bank and the procedures of taking resolutions shall be determined by the Regulation on Board of Management of the Joint Stock Company Bank "Vozrozhdeniye" approved by general meeting of shareholders of the Bank.

21. MAJOR TRANSACTIONS

21.1. Major transaction means a transaction (including loan, credit, pledge, surety) or a series of interconnected transactions relating to acquisition, transfer or possible transfer by the Bank, directly or indirectly, of a property having the value of 25 or more per cent of the balance sheet value of the Bank's assets determined in accordance with its accounts as of the latest accounting date, with the exception of the transactions entered by the Bank on arm-length terms, transactions relating to allocation through subscription (sale) of the equity shares in the Bank and transactions connected with allocation of issued securities convertible into equity shares in the Bank.

In case of transfer or possible transfer of a property, the value of such property according to accounts shall be compared with the balance sheet value of the Bank's assets, and in case of acquisition of a property, the acquisition value shall be subject to such comparison.

21.2. In order to enable the Supervisory Board and general meeting of shareholders of the Bank to decide on approval of a major transaction, the price of the property (services) to be transferred or acquired shall be determined by the Supervisory Board of the Bank in accordance with Chapter 13 hereof.

21.3. Resolution on approval of a major transaction involving a property of value between 25 and 50 per cent of the balance sheet value of the Bank's assets shall be approved by all members of the Supervisory Board unanimously, not counting the votes of dismissed members of the Supervisory Board.

If no consensus of the Supervisory Board of the Bank on the issue of approval of a major transaction has been achieved, the approval of such major transaction may be referred by resolution of the Supervisory Board to general meeting of shareholders of the Bank. In such case the major transaction shall be approved by the general meeting of shareholders through a majority vote of holders of the voting shares attending the general meeting of shareholders.

21.4. Resolution on approval of a major transaction involving a property of value exceeding 50 per cent of the balance sheet value of the Bank's assets shall be approved by the general meeting of shareholders through a three fourths majority vote of holders of the voting shares attending the general meeting of shareholders.

21.5. The resolution on approval of a major transaction shall specify the person(s) which is (are) a party (parties), beneficiary (beneficiaries), price, subject of the transaction and other material terms thereof.

21.6. If a major transaction is at the same time the transaction involving an interest, it shall only be entered in accordance with Chapter 22 hereof.

21.7. A major transaction entered into in contravention of the requirements stipulated by this Chapter of the Articles of Association may be considered as invalid.

21.8. A person wishing to acquire, solely or together with an affiliated person(s), 30 or more per cent of the outstanding equity shares in the Bank (taking into consideration the number of shares already held by such persons, and each 5 per cent of outstanding equity shares in excess of 30 per cent) shall not earlier than 90 days and not later than 30 days before the date of acquisition of such shares notify the Bank in writing about the intent to acquire such shares. The notice shall specify: name, residential address or location and the number of equity shares the said person wishes to acquire.

21.9. A person wishing to acquire, solely or together with an affiliated person(s), 30 or more per cent of the outstanding equity shares in the Bank, shall not be liable to shareholders of the Bank after the transaction in respect of purchase of the equity shares they hold, unless otherwise decided by general meeting of shareholders of the Bank. The Supervisory Board shall be entitled to include into agenda of general meeting of shareholders the item of obliging the person that has acquired, solely or together with an affiliated person(s), 30 or more per cent of the outstanding equity shares in the Bank, to sell to him, at the request of shareholders, the equity shares and issued securities convertible into equity shares they hold at the market value, but not less than their weighted average price for six months before the acquisition date. The Supervisory Board shall notify the said person of such decision within 10 days of such decision.

21.10. The person acquiring shares in contravention of such requirements shall only be entitled to vote at a general meeting of shareholders in respect of the shares at the overall number not exceeding the number of shares acquired in compliance with such requirements.

22. INTEREST IN A TRANSACTION OF THE BANK

22.1. Transactions (including loan, credit, pledge, surety) involving the interest of a member of the Supervisory Board of the Bank, the Chairman of the Board of Management of the Bank, a member of the Board of Management or a shareholder of the Bank holding, together with its affiliated persons, 20 or more per cent of the voting shares in the Bank, shall be entered by the Bank in accordance with the present Chapter of the Articles of Association.

22.2. The said persons shall be considered as interested in entering the transaction by the Bank if they themselves, their spouses, parents, children, brothers and sisters or brothers and sisters in law, adoptive parents and adopted children and/or their affiliated persons:

- are a party, beneficiary, intermediary or representative in the transaction;
- hold (each individually or in the aggregate) 20 or more per cent of shares (interests) of the legal entity which is a party, beneficiary, intermediary or representative in the transaction;
- take offices in the management bodies of the legal entity which is a party, beneficiary, intermediary or representative in the transaction, and offices in the management bodies of the managerial entity of such legal entity.

22.3. The provisions of the present Chapter of the Articles of Association shall not apply:

- to transactions in which all shareholders of the Bank are interested;
- to exercise of the preemptive right to acquire shares allocated by the Bank;
- to acquisition and redemption of outstanding shares by the Bank.

22.4. The persons specified in paragraph 22.1 hereof shall inform the Supervisory Board, the auditing committee and the outside auditor of the Bank:

- of the legal entities, in which they hold, solely or together with affiliated person(s), 20 or more per cent of the voting shares (interests);
- of the legal entities, in whose management bodies they hold offices;
- of the transactions or expected transactions known to them, in respect of which they may be considered as interested persons.

22.5. A transaction involving interests shall be approved, before its execution, by the Supervisory Board of the Bank through a majority vote of the independent members of the Board not interested in the transaction. If all members of the Supervisory Board are considered as interested persons and/or are not independent members of the Board, the transaction may be approved by resolution of general meeting of shareholders.

An independent member of the Supervisory Board of the Bank means a member of the Board not being, during a year preceding the resolution:

- Chairman of the Board of Management, a member of the Board of Management;
- an affiliated person of the Bank (with the exception of a member of the Supervisory Board);
- a person whose spouse, parents, children, brothers and sisters or brothers and sisters in law, adoptive parents and adopted children were not persons occupying offices in the Bank's executive bodies.

22.6. Resolution on approval of a transaction involving interests shall be taken by general meeting of shareholders through a majority vote of all holders of the voting shares not interested in the transaction in the following cases:

- the subject of the transaction or a series of interconnected transactions is the property of value, according to accounting data (offered price of acquired property) of the Bank, is 2 or more per cent of the balance sheet value of the Bank's assets as of the latest accounting date, with the exception of the transactions provided for by paragraphs 3 and 4 of this Item;
- the transaction or a series of interconnected transactions involve allocation by subscription or sale of shares amounting to 2 or more per cent of the equity shares previously allocated by the Bank, and the equity shares, to which may be converted the issued securities convertible into shares previously allocated;
- the transaction or a series of interconnected transactions involve allocation by subscription of the issued securities convertible into shares, which may be converted into equity shares amounting to over 2 per cent of the equity shares previously allocated by the Bank, and the equity shares, to which may be converted the issued securities convertible into shares previously allocated.

22.7. A transaction involving interests shall not require approval by general meeting of shareholders in accordance with paragraph 22.6 hereof in the cases where the terms of such transaction are not materially different from the terms of similar arm-length transactions entered between the Bank and the interested person before the date such person is considered as an interested person. The said exception shall only cover the transactions involving an interest entered into in the period from the date the interest person is considered as such and the date of the next annual general meeting of shareholders.

22.8. The resolution on approval of a transaction involving interests shall specify the person(s) which is (are) a party (parties), beneficiary (beneficiaries), price, subject of the transaction and other material terms thereof.

General meeting of shareholders may decide on approval of transaction(s) between the Bank and an interested person which may be entered in future on arm-length terms. And the resolution of the general meeting of shareholders shall specify the price limit at which such transaction(s) may be entered. Such resolution shall be effective until the next annual general meeting of shareholders.

22.9. In order to enable the Supervisory Board and general meeting of shareholders to decide on approval of a transaction involving interests, the price of the property or services to be transferred or acquired shall be determined by the Supervisory Board in accordance with Chapter 13 hereof.

22.10. A transaction involving interests entered in contravention of the requirements to transaction specified in Item 21 of the Articles of Association may be considered as invalid at the Bank's or shareholder's claim.

The interested person shall be liable to the Bank within the amount of the losses incurred by the Bank. If several persons are liable, they shall bear a joint liability to the Bank.

23. CONTROL OF THE BANK'S FINANCIAL AND BUSINESS ACTIVITIES

23.1. Control of the Bank's financial and business activities shall be exercised by the Auditing Committee of the Bank. The procedures of the Auditing Committee shall be determined by Regulation on the Auditing Committee of the Joint Stock Company Bank "Vozrozhdeniye" approved by general meeting of shareholders of the Bank.

The Auditing Committee shall be elected at an annual general meeting of shareholders and shall have at least 3 members.

The term of office of the Auditing Committee shall be counted from the date of its election by the annual general meeting of shareholders until the date of election (re-election) of the Auditing Committee by the next general meeting of shareholders.

A member of the Auditing Committee of the Bank shall not be in conjunction member of the Supervisory Board or occupy any other offices in the Bank's management bodies (executive bodies).

The shares held by members of the Supervisory Board or the persons occupying offices in the Bank's management bodies (executive bodies) shall not take part in voting for election of the Auditing Committee.

23.2. The Bank's financial and business activities shall be audited by the Auditing Committee based on the results of the Bank's business for the year and at any time by initiative of the Auditing Committee, resolution of general meeting of shareholders, the Supervisory Board of the Bank or at the request of a shareholder (shareholders) of the Bank holding in the aggregate at least 10 per cent of voting shares in the Bank.

The Auditing Committee shall be entitled to obtain any materials, accounting and other documents of the Bank at its request.

23.3. The Auditing Committee shall report on the results of its audits to general meeting of shareholders or the Supervisory Board of the Bank. Members of the Auditing Committee may attend meetings of the Board of Management of the Bank with a deliberative vote.

23.4. The Auditing Committee shall make a conclusion on the results of an audit of the Bank's financial and business activities, which should contain the following information:

- confirmation of reliability of the data specified in statements and other financial documents of the Bank;
- information of facts of violating the accounting and financial reporting procedures stipulated by legislation of the Russian Federation and regulations of the Russian Federation relating to the financial and business activities.

The reliability of the data included into the annual report and annual financial statements should be confirmed by the Auditing Committee of the Bank. General meeting of shareholders shall not be entitled to approve annual financial statements of the Bank without a conclusion of the Auditing Committee.

23.5. The Auditing Committee shall be entitled to request for convocation of an extraordinary general meeting of shareholders, if any material threat exists to the Bank's interests or any misuse has been revealed on the part of any officers.

23.6. Before publication of the annual financial statements, the Bank shall engage a professional outside auditor, not connected by any proprietary interests with the Bank or its shareholders, for auditing and confirmation of such statements.

The outside auditor shall be approved by an annual general meeting of shareholders of the Bank.

The outside auditor shall audit the Bank's financial and business activities for compliance with legislation of the Russian Federation, based on the contract entered into with the Bank.

The amount of payment for the outside auditor's services shall be determined by the Supervisory Board of the Bank.

23.7. The results of an audit of the Bank's financial and business activities shall be executed by the outside auditor as a conclusion, which shall comprise information confirming reliability of the Bank's accounts and financial statements and their compliance with the requirements of current legislation of the Russian Federation and:

- the Bank's compliance with the compulsory limits prescribed by the Bank of Russia;
- quality of management of the Bank;
- compliance of the Bank's operations with law, their proper accounting and documenting;

- condition of the internal control and other information prescribed by current legislation and the present Articles.

The auditor conclusion shall be submitted to the Bank of Russia in accordance with the prescribed procedures.

23.8. An audit of the Bank may be performed at the request of the shareholders holding in the aggregate at least 10 per cent of the authorized capital of the Bank.

24. ORGANIZATION OF INTERNAL CONTROL IN THE BANK

24.1. The Bank shall establish an internal control service. The internal control system shall comply with the requirements stipulated by regulations of the Bank of Russia, correspond to the nature and scope of the Bank's operations and ensure performance of the tasks set by the Bank's management bodies. The internal control system shall be established by the Bank for the following purposes:

24.1.1. ensuring observation by all employees of the Bank, in the course of performance of their duties, of the requirements of current legislation and regulations, including resolutions of the Government of the Russian Federation, instructions of the Bank of Russia, other regulations and business / professional ethic standards, internal documents determining the policy and regulating activities of the Bank;

24.1.2. ensuring control of timely identification and taking measures to minimize any risks connected with banking business;

24.1.3. resolving conflicts of interests arising in the course of the Bank's activities.

24.2. The internal control service shall be established based on resolution of the Chairman of the Board of Management of the Bank in coordination with the Supervisory Board. The internal control service shall act in accordance with the Articles of Association of the Bank, the Regulation of the internal control service approved by the Supervisory Board of the Bank, regulations of the Bank of Russia and current legislation of the Russian Federation.

24.3. The head of the internal control service shall be appointed in accordance with the requirements of regulations of the Bank of Russia by the Board of Management of the Bank in coordination with the Supervisory Board of the Bank. The head of the internal control service shall act in accordance with regulations of the Bank of Russia and the regulation on the internal control service.

The number of members of the internal control service shall be determined by the Chairman of the Board of Management of the Bank in coordination with the Supervisory Board of the Bank.

24.4. The internal control service shall report to the Supervisory Board of the Bank at least once a year. The procedures of current reporting of the internal control service to the Supervisory Board shall be determined in accordance with the Regulation on the internal control service.

The internal control service shall be entitled to:

24.4.1. obtain from head officers and authorized employees of the unit subject to inspection the documents necessary for such inspection including orders and other directive documents issued by management of the Bank and its units; accounting, reporting and cash settlement documents; the documents connected with computer support of the Bank's unit subject to inspection;

24.4.2. determine compliance of actions and operations carried out by the Bank's employees with the requirements of current legislation, regulations issued by the Bank of Russia, the Bank's internal documents determining the policy of the Bank, procedures of taking and implementing decisions, organization of accounting and reporting including the internal information of the decisions taken, operations carried out (transactions entered into), the results of analysis of financial position and risks connected with banking business;

24.4.3. attract, where necessary, employees of other structural units of the Bank to solving the internal control tasks;

24.4.4. access to the premises of the unit subject to inspection as well as the premises used for custody of documents (archives), cash and valuables (cash vaults), computer processing of data (computer hall) and storage of data at computer carriers with a compulsory attraction of head officer or, as charged by such officer, employee(s) of the unit subject to inspection;

24.4.5. make copies, as permitted by executive body of the Bank, independently or with attraction of employees of the units subject to inspection, of the documents provided, including the copies of files, copies of any records stored in local access networks and off-line computer systems as well as decode such records;

24.4.6. exercise any other authorities provided for by regulations of the Bank of Russia and the Regulation on the internal control service.

24.5. The internal control service and its employees shall:

24.5.1. organize a continuous control, through regular checks, of the Bank's units and individual employees for compliance of their conduct with legislation and other regulations, professional standards and internal documents regulating the Bank's activities and determining its policy, office instructions;

24.5.2. ensure a continuous control of observation by the Bank's employees of the prescribed procedures, functions and decision-making authorities;

24.5.3. work out recommendations and instructions for elimination of any irregularities revealed;

24.5.4. exercise control of performance of recommendations and instructions for elimination of irregularities;

24.5.5. ensure full documenting of each fact of a check and execute a conclusion in respect of the check results reflecting all the matters studied during the check, any shortcomings and irregularities revealed, recommendations as to elimination thereof and taking any disciplinary and other measures to the persons responsible for the same;

24.5.6. ensure preservation and return of the documents received from respective units;

24.5.7. submit conclusions on the results of the checks to the Bank's management and respective units of the Bank to take measures for correction of irregularities and analysis of activities of individual employees of the Bank;

24.5.8. timely inform the Bank's management of:

- all the risks newly revealed;
- all the revealed cases of violation by employees of the legislation, regulations and internal instructions;
- all the revealed violations of the procedures prescribed by the Bank in connection with functions of the internal control system;
- the measures taken by management of the inspected units of the Bank for correction of irregularities and results of such measures.

25. ACCOUNTING AND REPORTING IN THE BANK

25.1. Accounting in the Bank shall be performed in accordance with the procedures prescribed by the Bank of Russia.

The Bank shall keep statistical and other accounting in a manner prescribed by legislation of the Russian Federation. The Bank shall be entitled to keep any additional accounting for its internal purposes in accordance with the requirements of its shareholders.

Any books, reports and other official documents shall be executed in Russian and, if necessary, in English language.

25.2. The Bank shall provide the respective governmental bodies with the information necessary for taxation purposes and keeping the state-wide system of gathering and processing the economic information.

25.3. The Bank shall publish the information relating to the securities issued by the Bank within the scope, by the date and in the manner prescribed by current legislation and respective regulations issued by the Bank of Russia.

25.4. The results of the Bank's activities shall be reflected in monthly, quarterly and annual balance sheets, profit-and-loss account and the annual statement submitted to the Bank of Russia within the time limits prescribed.

25.5. The annual balance sheet and profit-and-loss account of the Bank, after internal and outside audit, shall be approved by the general meeting of shareholders and shall be published in the press.

25.6. The Bank's fiscal year shall begin on January 1 and expire on December 31.

25.7. Composition of the documents and the timeframe for custody thereof shall be determined in accordance with the procedures prescribed by Rosarchives. Any documents may only be destroyed on making sure that the standard period for custody thereof has expired, and based on properly executed and coordinated writing-down certificates.

25.8. The Bank shall be responsible for preservation, normalizing, long-term custody and use of the documents relating to personnel. In accordance with the procedures prescribed by the State Archiving Services of the Russian Federation (Rosarchives), the documents relating to personnel of the Bank shall be transferred for public custody.

26. INFORMATION AND DOCUMENTS OF THE BANK

26.1. The Bank shall provide shareholders with an access to the documents provided for by paragraph 26.2 hereof. The access to accounting documents and minutes of the collective executive body shall be provided to shareholder(s) holding in the aggregate at least 25 per cent of the voting shares in the Bank. At a shareholder's request, the Bank shall provide such shareholder, for payment of a charge, the copies of such documents and other documents of the Bank provided for by legislation of the Russian Federation. The amount of such charge shall be established by the Board of Management of the Bank, and such charge shall not exceed the amount of expenses required for fabrication of copies of the documents and mailing such copies.

The documents specified in paragraph 26.2 hereof shall be provided by the Bank within seven days of the respective request for inspection at the location of the Bank.

26.2. The Bank shall arrange custody of the following documents:

- memorandum of incorporation of the Bank;
- the Articles of Association, amendments and additions introduced into the Articles of Association of the Bank registered in accordance with the prescribed procedures, resolution of incorporation of the Bank, state registration certificate;
- documents confirming the Bank's title to the property it holds;
- internal documents of the Bank approved by general meeting of shareholders and other management bodies of the Bank;
- by-laws of branches and representative offices of the Bank;
- annual statements;

- issue prospectuses, quarterly reports of the issuer and other documents containing information that must be published or disclosed in any other manner under law;

- accounting documents;

- reporting documents;

- minutes of general meetings of shareholders, meetings of the Supervisory Board, the Auditing Committee, the Board of Management;

- ballot-papers and powers of attorney (copies thereof) for participation in general meeting of shareholders;

- reports of independent assessors;

- lists of affiliated persons of the Bank;

- list of persons entitled to attend general meeting of shareholders, entitled to receive dividends and other lists compiled by the Bank to enable shareholders to exercise their rights in accordance with law;

- conclusions of the Auditing Committee of the Bank, the outside auditor of the Bank;

- other documents provided for by the Federal Act "On joint stock companies", the Articles of Association of the Bank, the internal documents of the Bank, resolutions of general meetings of shareholders, the Supervisory Board, the Chairman of the Board of Management and the Board of Management.

26.3. The Bank shall provide for inspection the list of persons entitled to attend general meeting of shareholders to the persons included into such list and holding at least 1% of votes at their request. And any details of the documents and mail addresses of individuals included into such list shall only be provided with such persons' consent.

26.4. The Bank shall provide to any interested person an extract from the list of persons entitled to attend general meeting of shareholders containing the data of such person or a reference note that such person is not included into the list of persons entitled to attend general meeting of shareholders, within three days of the respective request.

26.5. The Bank shall keep inventory of its affiliated persons and submit reports of them in accordance with the requirements of legislation of the Russian Federation.

26.6. The affiliated persons of the Bank shall notify the Bank in writing about the shares in the Bank they hold, specifying the number and categories (types) thereof, within 10 days of the date of acquisition thereof.

27. REORGANIZATION AND LIQUIDATION OF THE BANK

27.1. Reorganization of the Bank shall be performed through merger, take-over, division, segregation, or transformation based on resolution of general meeting of shareholders and on other grounds stipulated by legislation of the Russian Federation.

27.2. In case of reorganization of the Bank its rights and duties shall be transferred to its successors, and relevant amendments shall be introduced into the Book of the state registration of credit institutions. All the documents having unexpired custody life shall be transferred to the successor in accordance with the prescribed procedures.

27.3. Liquidation of the Bank may be voluntary, based on resolution of general meeting of shareholders approved by a three fourths majority vote of holders of the voting shares in the Bank attending the general meeting of shareholders. The Bank may be wound up by decision of the courts, in accordance with the procedures prescribed by current legislation. Liquidation shall cause termination of the Bank without transmission of its rights and duties through succession.

27.4. If resolution of liquidation of the Bank is taken, the General Meeting of Shareholders or the authority that has taken such decision shall forthwith inform in writing the Bank of Russia which shall introduce an entry into the Book of the state registration of credit institutions evidencing the fact that the Bank is in the process of liquidation.

27.5. The General Meeting of Shareholders or the authority that has taken such decision shall appoint, in coordination with the Bank of Russia, a liquidation committee and establish the procedures and timeframe of liquidation. The liquidation committee shall assume all the powers relating to management of the Bank since the date of appointment.

27.6. The liquidation committee shall

- publish in the respective organ of the press the information about liquidation of the Bank, the procedures and time limits for claiming by its creditors (such period shall not be less than two months since the date of publishing the information of liquidation);

- take measures to reveal creditors and recover receivables as well as inform the creditors in writing about liquidation of the Bank;

- compile, on expiration of the period for creditor claims, an interim balance sheet containing information of composition of property of the Bank under liquidation, creditors' claims and the results of consideration thereof. The interim balance sheet shall be considered by general meeting of shareholders in coordination with the Bank of Russia.

27.7. In the case the Bank's funds are insufficient to satisfy creditors' claims, the liquidation committee shall sell other property of the Bank through public sales in a manner prescribed for execution of the court orders.

27.8. Any payments to creditors of the Bank subject to liquidation shall be performed by the liquidation committee in the sequence prescribed by legislation for liquidation of a joint stock company.

27.9. Upon completion of settlements with creditors the liquidation committee shall compile a liquidation balance sheet subject to approval by the general meeting of shareholders in coordination with the Bank of Russia. The Bank's property remaining upon satisfaction of creditors shall be distributed by the liquidation committee between shareholders in accordance with the prescribed procedures.

27.10. The liquidation shall be considered as completed and the Bank shall be considered as terminated since the date of making the respective entry to the Book of the state registration of credit institutions.

27.11. In case of liquidation of the Bank all the documents relating to personnel and other documents of the Bank provided for by current legislation of the Russian Federation shall be transferred, in accordance with the procedures prescribed by Rosarkhives, to the respective archives for public custody. The documents shall be transferred at the Bank's expense in accordance with the requirements of the archiving bodies.

28. FINAL PROVISIONS

28.1. All changes and additions, that are made in the Articles of Associations and adopted by a general meeting of shareholders (by Supervisory Board of the Bank on items related to its jurisdiction) are subject to State registration.

28.2. The changes and additions in the Articles of Associations in a new version come into force foe third parties from the moment of their State Registration.

On behalf of general meeting of shareholders
Chairman of the Supervisory Board of
Joint stock company Bank "Vozrozhdeniye" ________________Marinichev Yu.M.